UNITED STATES SECURITIES AND
EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14f-1

Information Statement Pursuant to Section 14(f)
of The Securities Exchange Act of 1934

Notice of Change in the Majority of Directors

May 3, 2004

E-COM TECHNOLOGIES CORPORATION
(Exact name of registrant as specified in its charter)

Nevada
(State or other jurisdiction of incorporation)

0-31503
(Commission File Number)

98-0199981
(IRS Employer Identification No.)

620 - 800 West Pender Street, Vancouver, British Columbia, Canada V6C 2V6
(Address of principal executive offices and Zip Code)

Registrant's telephone number, including area code 604-685-5851

_____________________________________________________________________________________________

SCHEDULE 14f1 - INFORMATION STATEMENT

INTRODUCTION

This information statement is being mailed on or about May 3, 2004 to you and other holders of record of the common stock of E-Com Technologies Corporation as of the close of business on April 26, 2004. This information statement is provided to you for information purposes only. We are not soliciting proxies in connection with the items described in this information statement. You are urged to read this information statement carefully. You are not, however, required to take any action.

On May 14, 2004, upon compliance with Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder, Donald Sharpe and Drew Bonnell will be appointed as directors of our company. The appointments of Donald Sharpe and Drew Bonnell are made in connection with the acquisition by Donald Sharpe of 20,459,002 shares of our company from D. Forbes Investment Inc.

VOTING SECURITIES

The authorized capital stock of our company consists of 90,000,000 shares of common stock with a par value of $0.001 per share and 10,000,000 shares of prepaid stock with a par value of 0.001 per share, of which 34,291,735 shares of common stock are issued and outstanding and no shares of preferred stock are issued and outstanding as of the date of this information statement. We do not have any other capital stock authorized or issued.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of April 26, 2004, certain information with respect to the beneficial ownership of our common stock by each stockholder known by us to be the beneficial owner of more than 5% of our common stock and by each of our current directors and executive officers. Each person has sole voting and investment power with respect to the shares of common stock, except as otherwise indicated. Beneficial ownership consists of a direct interest in the shares of common stock, except as otherwise indicated.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percentage of Class(1)
Gerard Darmon 83 Rue Michel Ange Paris, France 75016	Nil	0%
Mohammed Jiwani 4A - 385 Fairway Road, Suite 152 Kitchener, Ontario N2C 2N9	Nil	0%
D. Forbes Investment Inc. 325 - 1130 West Pender Street, Vancouver British Columbia V6E 4A4	20,459,002	59.7%
Directors and Executive Officers as a Group	20,459,002(2)	59.7%(2)

(1) Based on 34,291,735 shares of common stock issued and outstanding as of April 26, 2004. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Except as otherwise indicated, we believe that the beneficial owners of the common stock listed above, based on information furnished by such owners, have sole investment and voting power with respect to such shares, subject to community property laws where applicable.

(2) Represents shares of common stock held by D. Forbes Investment Inc. Mr. Gerard Darmon is the Chief Executive Officer of D. Forbes Investment Inc.

CHANGE IN CONTROL

On April 26, 2004, Donald Sharpe acquired 20,459,002 of our common shares, from D. Forbes Investment Inc., representing 59% of our issued and outstanding voting shares. The change in control is occurring primarily as a result of this transaction.

LEGAL PROCEEDINGS

We are not aware of any legal proceedings in which any director or officer, or any owner of record or beneficial owner of more than 5% of our common stock is a party adverse to us. We are not aware of any legal proceeding to which we are a party.

DIRECTORS AND EXECUTIVE OFFICERS

The following information relates to those individuals who will be our directors and executive officers on May 14, 2004 upon compliance with Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder. All directors of our company hold office until the next annual meeting of the stockholders or until their successors have been elected and qualified. The officers of our company are appointed by our board of directors and hold office until their death, resignation or removal from office. Our directors, executive officers and significant employees, their ages, positions held, and duration as such, are as follows:

Name	Position Held with the Company	Age	Date First Elected or Appointed
Donald Sharpe	Director and President	46	May 14, 2004
Drew Bonnell	Director, Secretary, Treasurer and CFO	47	May 14, 2004

Business Experience

The following is a brief account of the education and business experience during at least the past five years of each director, executive officer and key employee, indicating the principal occupation during that period, and the name and principal business of the organization in which such occupation and employment were carried out.

Donald Sharpe

Mr. Sharpe will become a Director and our President on May 14, 2004.

Mr. Sharpe graduated from the University of British Columbia with a Bachelor of Science degree in Geophysics in 1981 and joined Suncor Inc. in August of that year. From 1981 to 1987 Mr. Sharpe trained and worked as an exploration geophysicist, gaining experience in all parts of the exploration and development cycle throughout the Western Canadian Sedimentary Basin.

In 1987, Mr. Sharpe moved into the then new field of gas marketing where he was responsible for the direct marketing of Suncor's gas to industrial, commercial and utility customers in the United States and Eastern Canada. In this position, Mr. Sharpe negotiated and completed gas contracts with some of North America's biggest industrial customers. The position required negotiating skills, an understanding of the North American pipeline infrastructure, and an appreciation for the dynamics of natural gas supply and demand. Mr. Sharpe continued his formal education and received a Certificate in Business Management from the University of Calgary in 1989.

In 1990, Mr. Sharpe returned to exploration at Suncor in the position of group leader for British Columbia exploration. In this position, Mr. Sharpe managed a team of professionals in land, geology and geophysics and was responsible for the planning, budgeting and execution of the team's exploration program. Mr. Sharpe continued his education and graduated from the Banff School of Advanced Management in 1991.

In 1994, Mr. Sharpe left Suncor and returned to Vancouver to found and run a number of public companies. Operating under the umbrella of D. Sharpe Management Inc., Mr. Sharpe has consulted to, managed and served as a director of a number of start-up oil and gas companies including Patriot Petroleum Corp., Gemini Energy Inc., Velvet Exploration Inc., Netco Energy Inc. and Nation Energy Ltd.

In 2002, Mr. Sharpe became a director of Heartland Oil and Gas Corp., an exploration stage oil and gas company engaged in the exploration for and development of Coal Bed Methane in the "Soldier Creek Prospect" located in the Forest City Basin of northeast and central Kansas.

Mr. Sharpe is a member of the Association of Professional Engineers, Geologists and Geophysicists of Alberta and the Canadian Society of Exploration Geophysicists.

Drew Bonnell

Mr. Bonnell will become a Director, Secretary, Treasurer and CFO on May 14, 2004.

Mr. Bonnell graduated from the Richard Ivey School of Business at the University of Western Ontario with a Masters of Business Administration degree in 1998. Prior to his graduation Mr. Bonnell worked within the resort specialty retail sector for a private BC based Company where his President's responsibilities included all aspects of business management from early stage development, finance, operations, and personnel, through to end of cycle, divestiture. Throughout this period Mr. Bonnell's position required a broad range of skills and expertise in order to deal with the cyclic nature of the industry and its participants. A heavy emphasis of his responsibilities was cash flow management and finance as the cycles of resort retailing are very unpredictable.

From 1998 to 2000, Mr. Bonnell acted in a management consultant role for a private BC based company, Nical Holdings Ltd., a Whistler based outlet, while commencing a research phase on the viability of a premium lifestyle brand being based in Whistler Canada, a winter resort destination. The intent of the proposition was to create an appealing product line that would capture the essence of Whistler, package it, and export it internationally. The underlying premise was that Whistler contained an untapped reserve of celebrity marketing value available to be capitalized on, while a worldwide audience waited and wanted to associate with Whistler.

In 2001, Mr. Bonnell commenced the test-marketing phase with a series of different Brand names and a wide array of products. Concurrently, Mr. Bonnell led a team to develop and budget an ambitious rollout plan to support an international consumer products brand with a base in Whistler. The Snomotion Whistler Brand was chosen from the test results as the banner to move forward with.

In late 2003, early 2004 Mr. Bonnell established Snomotion Whistler Inc. a private Nevada company to carry the Snomotion Whistler Brand of apparel and accessories. Mr. Bonnell is a Director of Snomotion Whistler and senior manager.

Mr. Bonnell is a member of the worldwide Ivey alumni association.

Family Relationships

There are no family relationships among our current or proposed directors or officers.

Board and Committee Meetings

The Board of Directors of the Company held no formal meetings during the year ended December 31, 2003. All proceedings of the Board of Directors were conducted by resolutions consented to in writing by all the directors and filed with the minutes of the proceedings of the directors. Such resolutions consented to in writing by the directors entitled to vote on that resolution at a meeting of the directors are, according to the Nevada General Corporate Law and the By-laws of the Company, as valid and effective as if they had been passed at a meeting of the directors duly called and held.

For the year ended December 31, 2003 our only standing committee of the Board of Directors was our audit committee. We currently do not have nominating, compensation committees or committees performing similar functions. There has not been any defined policy or procedure requirements for shareholders to submit recommendations or nomination for directors.

Audit Committee

At the present time, the Company's Audit Committee is comprised of Mr. Darmon and Mr. Jiwani.

During fiscal 2003, there were no meetings held by this Committee. The business of the Audit Committee was conducted by resolutions consented to in writing by all the members and filed with the minutes of the proceedings of the Audit Committee.

Involvement in Certain Legal Proceedings

Our directors, executive officers and control persons have not been involved in any of the following events during the past five years:

1. any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

2. any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

3. being subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

4. being found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated.

CERTAIN RELATED TRANSACTIONS AND RELATIONSHIPS

None of our directors, executive officers, future directors, 5% shareholders, or any members of the immediate families of the foregoing persons have been indebted to us during the last fiscal year or the current fiscal year in an amount exceeding $60,000.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our executive officers and directors and persons who own more than 10% of a registered class of our equity securities to file with the Securities and Exchange Commission initial statements of beneficial ownership, reports of changes in ownership and annual reports concerning their ownership of our common stock and other equity securities, on Forms 3, 4 and 5 respectively. Executive officers, directors and greater than 10% shareholders are required by the Securities and Exchange Commission regulations to furnish us with copies of all Section 16(a) reports they file.

To the best of our knowledge, all executive officers, directors and greater than 10% shareholders filed the required reports in a timely manner.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Remuneration of Directors and Executive Officers

The following table sets forth the compensation paid to the Chief Executive Officer and other Executive Officers and key persons earning over $100,000 in total annual salary and bonus, for all services rendered in all capacities to E-Com, for the fiscal year ended December 31, 2003:
SUMMARY COMPENSATION TABLE
		Annual Compensation			Long Term Compensation(1)
					Awards		Payouts
Name and Principal Position	Year	Salary	Bonus	Other Annual Compen- sation	Securities Underlying Options/ SARs Granted	Restricted Shares or Restricted Share Units	LTIP Payouts	All Other Compen- sation
Gerard Darmon President, CEO, and Director	2003	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Kyle Werier President, CEO, and Director	2003 2002 2001	Nil 38,000* 61,975*	Nil Nil Nil	Nil Nil Nil	Nil Nil 50,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

*Fees have been accrued to 498635 BC Ltd. a private corporation owned by Kyle Werier.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Values

The following table sets forth, for the Chief Executive Officer named in the Summary Compensation Table above, stock options exercised during fiscal 2003 and the fiscal year-end value of unexercised options:

Aggregated Options/SAR Exercises in Last Fiscal Year & FY-End Options/SAR Values
Name	Shares Acquired on Exercise (#)	Value Realized ($)	Number of Securities Underlying Unexercised Options/SARs at FY-End (#) Exercisable/Unexercisable	Value of Unexercised in-the-money Options/SARs at FY-End (#) Exercisable/Unexercisable
Kyle, Werier, President, CEO	-	-	50,000	$0.00

Stock Options and Stock Appreciation Rights

There were no grants of stock options or stock appreciation rights made during the fiscal year ended December 31, 2003 to our executive officers and directors and there were no stock options or stock appreciation rights outstanding on December 31, 2003.

Long-Term Incentive Plans

There are no arrangements or plans in which we provide pension, retirement or similar benefits for directors or executive officers, except that our directors and executive officers may receive stock options at the discretion of our board of directors. We do not have any material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to our directors or executive officers, except that stock options may be granted at the discretion of our board of directors.

We have no plans or arrangements in respect of remuneration received or that may be received by our executive officers to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds $60,000 per executive officer.

Compensation Of Directors

We reimburse our directors for expenses incurred in connection with attending board meetings We did not pay director's fees or other cash compensation for services rendered as a director in the year ended December 31, 2003.

We have no formal plan for compensating our directors for their service in their capacity as directors, although such directors are expected in the future to receive stock options to purchase common shares as awarded by our board of directors or (as to future stock options) a compensation committee which may be established. Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of our board of directors. Our board of directors may award special remuneration to any director undertaking any special services on our behalf other than services ordinarily required of a director. No director received and/or accrued any compensation for their services as a director, including committee participation and/or special assignments.

Employment Contracts

We currently do not have any employment agreements with any of our directors, officers or any other persons.

There are no arrangements or plans in which we provide pension, retirement or similar benefits for directors or executive officers. Our directors and executive officers may receive stock options at the discretion of our board of directors in the future. We do not have any material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to our directors or executive officers, except that stock options may be granted at the discretion of our board of directors.

We have no plans or arrangements in respect of remuneration received or that may be received by our executive officers to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds $60,000 per executive officer.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

E-COM TECHNOLOGIES CORPORATION

/s/ Gerard Darmon
Gerard Darmon, President

Date: April 30, 2004.